August 12, 2019

Timothy Conte
Chief Executive Officer
Pacific Sports Exchange Inc.
25188 Marion Ave, Suite B108
Punta Gorda, Florida 33950

       Re: Pacific Sports Exchange Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 9,2019
           File No. 333-230690

Dear Mr. Conte:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 2 to Form S-1 filed August 9, 2019

Interim Condensed Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-7

1. Please revise to disclose your accounting policies regarding variable consideration, sales discounts and allowances, sales taxes, shipping and handling costs and contract assets and liabilities. Please note that this comment also relates to your disclosure on pages 25 and F-15.
 Timothy Conte
FirstName LastNameTimothy Conte
Pacific Sports Exchange Inc.
Comapany NamePacific Sports Exchange Inc.
August 12, 2019
Page 2
August 12, 2019 Page 2
FirstName LastName
       You may contact Bill Thompson, at (202)551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff
Attorney, at (202)551-6521 or Lilyanna Peyser, Special Counsel, at
(202)551-3222 with any
other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products
cc:      Robert J. Burnett